FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
MAY 25, 2004

LJ INTERNATIONAL NAMES FORMER CEO OF LARGEST JEWELRY
RETAILER IN FAR EAST AS HEAD OF COMPANY’S NEW CHINA UNIT

     Retail Veteran Elliott Yuen Will Lead Company’s Expansion into China’s Consumer Market

HONG KONG and LOS ANGELES, CA — May 25, 2004 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing fine jewelry companies in the world, today announced that Elliott Yuen, (48), will become chief executive of the Company’s new China Division beginning June 1, 2004. Mr. Yuen, comes to his new position with over two decades of award-winning experience managing international brands in the Asia-Pacific region.

Yuen’s primary responsibility will be to develop LJI’s retail presence and branding throughout China. His appointment, along with the establishment of the separate China unit, is part of the Company’s plan to accelerate growth by maintaining revenue expansion in older markets such as the U.S. and Europe while making an aggressive move starting this year to tap the large and fast-growing Chinese consumer market for jewelry.

“With the naming of Mr. Yuen, who brings long and deep experience in consumer brand management to his new job, LJI has now put the key parts of its growth strategy into place,” said Yu Chuan Yih, LJI’s chairman and CEO. “His background is an ideal mix for what we aim to do in China. He combines jewelry business experience, proven skill at marketing to Chinese consumers and a knack for making new retailing concepts work.”

Mr. Yuen has worked for over 25 years in consumer-goods marketing and retailing in the Asia-Pacific region. In his early career, he managed international brands such as Canon, Christian Dior, Wilson Sporting Goods and Campbell Soup. From 1988 to 1994, he served as managing director for IKEA in Hong Kong, during which time the firm’s business expanded to capture a 25%-plus market share of Hong Kong’s furniture market. In 1993, he launched IKEA in Taiwan; since then, IKEA has become the top imported furniture brand there.

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In 1994, Mr. Yuen and entrepreneur David Tang co-founded Shanghai Tang, a successful Chinese gift-store concept that started in Hong Kong and expanded to New York, London, Singapore and Beijing. The next year, Mr. Yuen entered the jewelry business when he became Chief Executive Officer of TSL Jewelry, and helped it become the largest jewelry retailer in the Far East, with over 120 stores in six countries.

Mr. Yuen has won a number of management awards. He received Jardine’s Managing Director Award in 1992 and the HKMA/TVB Marketing Excellence Award twice — once for IKEA and once for TSL Jewelry. Under his leadership, TSL won three major management awards in one year, 1998. Mr. Yuen earned a degree in economics from the University of Hong Kong in 1978 and an MBA from the University of Warwick in the U.K. in 1993. He currently also serves as an adviser to the Hong Kong Institute of Marketing, associate member of GIA and an advisor to the Business Society of the University of Hong Kong.

If you would like to be added to LJI’s investor email lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International

LJ International Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the NASDAQ National Market under the symbol JADE.

For more information on LJI, please visit the Company’s Web site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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